Exhibit 99-1
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 [GRAPHIC OMITTED]      KOOR INDUSTRIES ANNOUNCES ITS PRESIDENT, MR. BIRAN,
Koor Industries Ltd.    HAS SUBMITTED HIS RESIGNATION


Tel Aviv, Israel - October 15 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company, announced today that Mr. Biran, President of Koor over the last 8 years and Chairman of Makhteshim Agan, a company in which Koor currently holds approx. 40%, announced his desire to resign from both his positions. Mr. Biran accepted Koor's request and agreed to stay in his positions until December 31, 2006.

Makhteshim Agan, Koor's subsidiary, announced earlier the resignation of Mr. Biran, Chairman of the Board.

Koor is grateful to Mr. Biran for his continuous contribution to both companies and wishes him success in his new endeavors.


ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; in defense through Elbit Systems; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                              IR CONTACTS
Avital Lev, CPA, Investor Relations          Ehud Helft/Kenny Green
Koor Industries Ltd.                         GK Investor Relations
Tel: 972 3  607 - 5111                       Tel:  1 866 704 - 6710
Fax: 972 3  607 - 5110                       Fax:  972 3 607 - 4711
Avital.lev@koor.com                          ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.